QCR HOLDINGS, INC.

2025

ANNUAL
REPORT

A Message
from the Chair of the Board

We delivered record earnings and continued growth across each of our core lines of business – traditional banking, wealth management, and low-income housing tax credit lending. These results underscore the strength of our unique and proven business model; one Company composed of four community banks, unified through shared services and a common purpose of making financial dreams a reality.

Our "One Company" approach empowers our teams to build meaningful relationships in the communities we serve, while benefiting from the efficiency and expertise of our Group Operations teams. This foundation of collaboration and shared purpose has, for more than three decades, fostered a team of 1,000 employees whose dedication consistently delivers exceptional shareholder returns through sustained, long-term growth.

We have established a strong track record of performance, highlighted by double-digit adjusted earnings per share growth and tangible book value expansion, placing us among top-tier performers. As we look ahead, we remain focused on sustaining this momentum and delivering meaningful value for our shareholders. Thank you for your continued support, and we look forward to another successful year in 2026.

2025 marked another year of exceptional performance for our Company.



Marie Z. Ziegler
Chair of the Board, QCR Holdings, Inc.

ONE COMPANY–A PROVEN SUCCESS STORY

A Message from our President and CEO



Todd A. Gipple

President and
Chief Executive Officer,
QCR Holdings, Inc.

Our "One Company" approach—built around separate autonomous community banks supported by a centralized Group Operations team—allows us to deliver local community banking responsiveness and agility combined with enterprise-level capabilities and strength.

In 2025, we achieved a major milestone in our digital transformation project, positioning our organization as a true "bank of the future." Through strong cross-company collaboration, our teams completed our first core conversion and established a gold standard for banking that will enhance the client experience and create more efficient workflows for our employees. We look forward to completing the roll out of this modernized platform across all four charters by early 2027.

We also deepened our focus on our greatest asset—our employees. We know that happy employees create happy clients, and more of them, which is why we launched our "Happy, Healthy, Engaged Employees" (H2E2) initiative company wide. It's more than a name; it's a mission. With numerous initiatives to support this effort, employees feel inspired knowing we are genuinely invested in their wellbeing. This deep appreciation for our team is what sets our Company apart and creates a culture that allows us to deliver superior financial results for our shareholders year after year.

Building on this momentum, we hold ourselves accountable to continue our exceptional performance for our clients, our communities, and our shareholders. On behalf of our 1,000 teammates, I thank you for the trust and confidence you continue to place in us.



2025 Financial Highlights

Strong Fundamentals

Our bankers delivered significant growth and strong margins by remaining focused on relationships and doing what's right for the client.

Built on Trust and Experience

Continued robust growth in our Wealth Management business reflects the strength of our advisors and the trust they have earned to help clients navigate complex financial decisions.

Delivering Results

Our low-income housing tax credit lending business continued to perform at a high level, driven by deep expertise and strong client demand.

$65 Million — Capital Markets Revenue

$130 Million — Record Adjusted Net Income [1]

1.39% — Adjusted Return on Average Assets [1]

7% — Core Deposit Growth

12.19% — Adjusted Return on Average Equity [1]

$7.64 — Adjusted Diluted Earnings Per Share [1]

WHO WE ARE

QCR Holdings is a relationship driven organization built on trust, collaboration, and accountability for high levels of achievement. Through our four independent community banks, low-income housing tax credit lending business, and wealth management business, we provide meaningful financial solutions rooted in local expertise and disciplined decision making.

Our mission, vision, and values unify our three lines of businesses under a shared purpose. They guide how we serve our clients, support our employees, and build sustainable value for the communities and shareholders we serve.



Mission

We make financial dreams a reality.

Vision

Exceptional people providing extraordinary performance for our clients shareholders, and communities.

Values

Passion - We care.
Achievement - We expect to win.
Accountability - We drive it.
Collaboration - We work together.
Innovation - We embrace change.
Inclusion - We respect all.

RESPONSIBILITY MATTERS

$697 Million CRA-eligible Loans

$116 Million CRA-eligible Investments

$2.3 Million Sponsorships and Donations

24,512 Employee Volunteer Hours

687 Employee Volunteers

1,031 Financial Literacy Volunteer Hours

1,126 Non-Profits Supported Through Volunteering, Donations, or Community Development Loans

Our responsibility extends beyond banking. We are proud of the time, energy, and commitment our employees invest in the communities we serve.

FINANCIAL HIGHLIGHTS

Adjusted Earnings Per Share [1]



2021-2025

Adjusted Earnings Per Share [1] Compound Annual Growth Rate

14%

Adjusted Non-GAAP [1]	2021	2022	2023	2024	2025
Summary of Financial Results (thousands)					
Net interest income	$ 178,233	$ 231,120	$ 221,006	$ 231,788	$ 255,221
Provision for credit losses	(3,486)	4,110	(16,539)	(17,098)	(18,081)
Non-interest income	100,303	78,754	134,397	119,864	115,417
Non-interest expense	(152,136)	(180,775)	(210,324)	(205,257)	(213,598)
Net income before taxes	$ 122,914	$ 133,209	$ 128,540	$ 129,297	$ 138,959
Income taxes	(22,866)	(18,348)	(13,465)	(10,047)	(9,350)
Net income	$ 100,048	$ 114,861	$ 115,075	$ 119,250	$ 129,609

Total Loans/Leases
(billions)



* Benefited from the Guaranty Bank acquisition.

Total Deposits
(billions)



* Benefited from the Guaranty Bank acquisition.

Tangible Book Value [1] and Fair Market Value

- TANGIBLE BOOK VALUE PER COMMON SHARE
- FAIR MARKET VALUE



Wealth Management Assets Under Management

(billions)
- BROKERAGE / IRA
- TRUST / INVESTMENT MANAGEMENT



OUR LEADERSHIP
BOARD OF DIRECTORS



MARIE Z. ZIEGLER
Chair of the Board,
QCR Holdings, Inc.,
Retired Executive,
Deere and Company



JAMES M. FIELD
Vice Chair of the Board,
QCR Holdings, Inc.,
Retired Executive,
Deere and Company



TODD A. GIPPLE
President, Chief Executive Officer,
QCR Holdings, Inc.



MARY KAY BATES
Chair of the Board and
Chief Executive Officer, Bank Midwest



JAMES R. BATTEN
President,
H2D2, LLC



JOHN-PAUL E. BESONG
Retired Executive,
Rockwell Collins



BRENT R. COBB
Chief Executive Officer,
World Class Industries, Inc.



JOHN F. GRIESEMER
Chair of the Board and
Chief Executive Officer, Erlen Group



ELIZABETH S. JACOBS
President,
The Jacobs Group, LLC



MARK C. KILMER
Chair of the Board,
The Republic Companies



AMY L. REASNER
President,
Lynch Dallas, P.C.

MANAGEMENT
CABINET

Our Management Cabinet is made up of eight key leaders within our organization who oversee QCR Holdings, Inc. strategic development, critical decision making, and talent management.



TODD A. GIPPLE
President and Chief Executive Officer,
QCR Holdings, Inc.



NICK W. ANDERSON
Chief Financial Officer,
QCR Holdings, Inc.



LAURA 'DIVOT' EKIZIAN
President and Chief Executive Officer,
Quad City Bank & Trust



KURT A. GIBSON
Chief Executive Officer,
Community State Bank



JAMES D. KLEIN
President and Chief Executive Officer,
Cedar Rapids Bank & Trust and
Chief Deposit Officer,
QCR Holdings, Inc.



NIKI A. LEE
Chief Human Resources Officer,
QCR Holdings, Inc.



MONTE C. MCNEW
Chief Executive Officer,
Guaranty Bank and
Chief Lending Officer,
QCR Holdings, Inc.



REBA K. WINTER
Chief Operating Officer,
QCR Holdings, Inc.

	AS OF	
	2025	**2024**
	(dollars in thousands)	
CONDENSED BALANCE SHEET		
Cash and due from banks	$76,494	$91,732
Federal funds sold and interest bearing deposits	149,658	170,592
Securities, net	1,312,310	1,200,435
Net loans/leases	7,076,828	6,694,563
Intangibles	8,080	11,061
Goodwill	138,596	138,596
Derivatives	192,426	186,781
Other assets	621,079	532,270
Total assets	**$9,575,470**	**$9,026,030**
Total deposits	$7,414,198	$7,061,187
Total borrowings	638,541	569,532
Derivatives	214,327	214,823
Other liabilities	196,093	183,101
Total stockholders' equity	1,112,311	997,387
Total liabilities and stockholders' equity	**$9,575,470**	**$9,026,030**



	AS OF	
	2025	2024
ANALYSIS OF LOAN PORTFOLIO	*(dollars in thousands)*	
Loan/lease mix:		
Commercial and industrial - revolving	$384,656	$387,991
Commercial and industrial - other	1,094,064	1,295,961
Commercial and industrial - other - LIHTC	224,802	218,971
Total commercial and industrial	1,703,522	1,902,923
Commercial real estate, owner occupied	577,352	605,993
Commercial real estate, non-owner occupied	1,036,655	1,077,852
Construction and land development	566,891	395,557
Construction and land development - LIHTC	741,531	917,986
Multi-family	340,080	303,662
Multi-family - LIHTC	1,429,251	828,448
Direct financing leases	9,533	17,076
1-4 family real estate	603,683	588,179
Consumer	158,457	146,728
Total loans/leases	**$7,166,955**	**$6,784,404**
Less allowance for credit losses	90,127	89,841
Net loans/leases	**$7,076,828**	**$6,694,563**

ANALYSIS OF DEPOSITS

Deposit mix:		
Noninterest-bearing demand deposits	$945,513	$921,160
Interest-bearing demand deposits	5,196,438	4,828,216
Time deposits	1,035,317	953,496
Brokered deposits	236,930	358,315
Total deposits	**$7,414,198**	**$7,061,187**

INCOME STATEMENT	FOR THE YEAR ENDED	
	2025	2024
	(dollars in thousands, except per share data)	
Interest income	$489,426	$481,857
Interest expense	234,205	250,069
Net interest income	255,221	231,788
Provision for credit losses	18,081	17,098
Net interest income after provision for credit losses	237,140	214,690
Total noninterest income	114,323	115,529
Total noninterest expense	215,561	207,642
Net income before taxes	135,902	122,577
Income tax expense	8,708	8,727
Net income	**$127,194**	**$113,850**

	2025	2024
Basic EPS	$7.54	$6.77
Diluted EPS	$7.49	$6.71
Weighted average common shares outstanding	16,876,457	16,829,004
Weighted average common and common equivalent shares outstanding	16,973,671	16,959,853



COMMON SHARE DATA	AS OF AND FOR THE YEAR ENDED 2025	2024
	(dollars in thousands, except per share data)	
Common shares outstanding	16,690,603	16,882,045
Book value per common share	$66.64	$59.08
Tangible book value per common share [1]	$57.86	$50.21
Closing stock price	$83.30	$80.64
Market capitalization	$1,390,327	$1,361,368
Market price / book value	124.99%	136.49%
Market price / tangible book value [1]	143.98%	160.59%
Earnings per common share (basic)	$7.54	$6.77
Price earnings ratio	11.05 x	11.91 x
Basic adjusted earnings per common share [1]	$7.68	$7.09
Diluted adjusted earnings per common share [1]	$7.64	$7.03
TCE / TA [1]	10.24%	9.55%

CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	2025	2024
Beginning balance	$997,387	$886,596
Net income	127,194	113,850
Other comprehensive income (loss), net of tax	9,057	(3,682)
Repurchase and cancellation of shares of common stock as a result of a share repurchase program	(21,629)	-
Common stock cash dividends declared	(4,059)	(4,041)
Other	4,361	4,664
Ending balance	**$1,112,311**	**$997,387**

	AS OF AND FOR THE YEAR ENDED	
	2025	**2024**
REGULATORY CAPITAL RATIOS	*(dollars in thousands)*	
Total risk-based capital ratio	14.19%	14.10%
Tier 1 risk-based capital ratio	11.02%	10.57%
Tier 1 leverage capital ratio	11.07%	10.73%
Common equity tier 1 ratio	10.52%	10.03%
KEY PERFORMANCE RATIOS AND OTHER METRICS		
Adjusted return on average assets [1]	1.39%	1.35%
Adjusted return on average total equity [1]	12.19%	12.61%
Net interest margin	3.00%	2.88%
Net interest margin (TEY) [1] [2]	3.49%	3.33%
Efficiency ratio [1]	58.33%	59.78%
Total loans/leases held for investment/total assets	74.83%	75.14%
Full-time equivalent employees	1,004	980
AVERAGE BALANCES		
Assets	$9,323,171	$8,837,393
Loans/leases	7,004,737	6,764,754
Deposits	7,343,514	6,813,620
Total stockholders' equity	1,063,050	945,848

(1) Adjusted non-GAAP measurements of financial performance exclude non-core and/or nonrecurring income and expense items that management believes are not reflective of the anticipated future operation of the Company's business. The Company believes these adjusted measurements provide a better comparison for analysis and may provide a better indicator of future performance. See GAAP to non-GAAP reconciliations in the Company's Form 10-K.
(2) TEY : Tax equivalent yield.

STOCK LISTING INFORMATION



The common stock of QCR Holdings, Inc. is traded on the Nasdaq Global Market under the symbol "QCRH".

2026 Annual Meeting of Stockholders

We invite you to attend the virtual annual meeting which will be held on Thursday, May 21, 2026 at 8:00 a.m. Central Daylight Time. You will be able to attend the meeting and vote during the meeting by visiting: virtualshareholdermeeting.com/QCRH2026. Prior to the meeting, you will be able to vote by visiting proxyvote.com.

Stockholders interested in information may contact

Shellee R. Showalter
Senior Vice President, Senior Director of Equity Administration & Executive Compensation
QCR Holdings, Inc.
3551 Seventh Street, Moline, IL 61265
309.743.7760

Annual Report on Form 10-K

Copies of the QCR Holdings, Inc. annual report on Form 10-K and exhibits filed with the Securities and Exchange Commission are available to stockholders without charge by accessing our website at qcrh.com or contact:

Nick W. Anderson
Senior Vice President, Chief Financial Officer
QCR Holdings, Inc.
3551 Seventh Street, Moline, IL 61265
309.743.7707

Internet Information

Information on our subsidiaries' history, locations, products and services can be accessed on the internet at: qcbt.com, crbt.com, communitybt.com, bankcsb.com, and gbankmo.com.

Stock Transfer Agent

Inquiries related to stockholder records, stock transfers, lost certificates, changes of ownership, changes of address, and dividend payments should be sent to our transfer agent at:

Equiniti Trust Company, LLC
1110 Centre Point Curve, Suite 101
Mendota Heights, MN 55120

Toll Free: 800.937.5449
Local & International: 718.921.8124

Hours: 8 a.m. – 8 p.m. ET Monday-Friday
Email: helpast@equiniti.com
Website: equiniti.com

Analysts or other investors interested in information may contact

Douglas Neumann
Vice President, Investor Relations Controller
QCR Holdings, Inc.
3551 Seventh Street, Moline, IL 61265
309.743.7753

Independent Registered Public Accounting Firm

RSM US LLP, Davenport, IA

Corporate Counsel

Deborah M. Neyens, General Counsel and Corporate Secretary, QCR Holdings, Inc.
Barack Ferrazzano Kirschbaum & Nagelberg LLP, Chicago, IL





DIVIDEND INFORMATION

RECORD DATE	PAYMENT DATE	CASH AMOUNT
12/23/2025	01/07/2026	$0.06
09/18/2025	10/03/2025	$0.06
06/18/2025	07/03/2025	$0.06
03/19/2025	04/03/2025	$0.06

2021-2025 Stock Performance - Total Price Return

■ QCRH - Price ■ KBW Nasdaq Regional Banking - Price ■ Russell 2000 - Price

relationship driven

QCR
HOLDINGS, INC.

     

relationship driven

QCR Holdings, Inc.
3551 Seventh Street, Moline, IL 61265